Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 14, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1226
             Guggenheim Balanced Income Builder Portfolio, Series 9
                       File Nos. 333-198477 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1226, filed on August 29, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Balanced Income Builder Portfolio, Series 9 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. Please add disclosure about the risks of investing in small-capitalization companies.

     Response: Even though small-capitalization securities may be included in the portfolio, we include risks based upon the final portfolio. If small-capitalization securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

Additional Revisions

     The disclosure under the "Investment Summary - Security Selection - US High Dividend Strategy - Security Selection Rules" section has been revised to reflect the security selection rules listed in Guggenheim Defined Portfolios, Series 1231 (file no. 333-198485) under the Guggenheim US High Dividend Strategy Portfolio, Series 14. We have incorporated your comments for Guggenheim US High Dividend Strategy Portfolio, Series 14, as applicable, into this Trust.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren